

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 2, 2015

Leonidas Korres
Chief Financial Officer
Navios Maritime Acquisition Corporation
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

> **Re:** **Navios Maritime Acquisition Corporation**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed March 30, 2015**
> **File No. 001-34104**

Dear Mr. Korres:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014

Operating and Financial Review and Prospects

1. We note from page 54 that you expect to incur costs to comply with more stringent fuel and emission standards. To the extent material, please revise your MD&A to disclose the amount of costs you expect to incur in the future and the timing of such costs. Refer to Item 5 of Form 20-F.

Critical Accounting Policies

Fair Value of Vessels

Impairment of long-lived Assets Group, page 92

2. We note that in developing your estimates of future undiscounted projected operating cash flows you utilize fixed fleet days' revenues from existing time charters and an estimated daily time charter equivalent for the unfixed days for remaining economic lives of the vessels based on the combination of recent 10-year average historical one-year time charter rates and your remaining charter agreement rates. Please explain to us how the combination is derived including the weights given to each component. Explain to us why such combination is reasonable given your facts and circumstances and how your rate assumptions compare to actual rates for 2014 and 2015. Finally, please tell us the amounts of potential estimated unrealized loss by which the carrying value exceeds the estimated fair value of the vessels if you were to use the 5-year, 3-year, and 1-year historical averages in lieu of the 10-year historical average.

Financial Statements

Note 9: Investments in Affiliates, page F-246

3. We note that during 2014 Navios Midstream effected an IPO and as a result, you deconsolidated the entity as of the date of such IPO. You disclose that as of the IPO date, you no longer held a controlling financial interest in Navios Midstream due to your inability to remove elected directors upon the IPO. Therefore you deconsolidated the investment and accounted for it using the equity method of accounting given that you retain significant influence. Given that you have a 2% general partner interest and a 55.5% limited partnership interest, it is unclear why you believe you do not have a controlling financial interest in Navios Midstream.

Your disclosure on page F-26 indicates that you delegated powers to the Board of Directors of Navios Midstream and therefore do not have the right to remove such directors. In this regard, please tell us the rights that the remaining limited partner interests hold with regards to removing the general partner and participating rights. You should provide us with a full analysis of your control over Navios Midstream under ASC 810-25-11 and 810-10-55-1. Your analysis should explain the function of the board including how it affects your day to day operations and management decisions and how you overcome the presumption that your 55.5% limited partnership interest did not provide you with a controlling financial interest. In addition, please fully address why your accounting for the common units and subordinated units necessitated different methods of accounting as available for sale and equity method investments, respectively. We may have further comment upon receipt of your response.

Note 17: Commitments and Contingencies, page F-40

4.   Your disclosure in the second paragraph indicates that entered into a backstop agreement with Navios Midstream that may require you to charter in at least five vessels if the charter rate for such vessels as chartered out by Navios Midstream is below market value. In this regard, please tell us when the determination for each of these vessels will be made as to whether you are required to perform under this agreement. Include in your response your plans for chartering out the vessels that you charter-in from Navios Midstream including any expected losses upon chartering out at below market rates. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure